

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 28, 2008

Jeffrey F. O'Donnell
Chief Executive Officer
146 Keystone Drive
PhotoMedex, Inc.
Montgomeryville, Pennsylvania 18936

> **Re:** **PhotoMedex, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2008**
> **File No. 0-11635**

Dear Mr. O'Donnell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annex C. Information Regarding PhotoMedex, Inc.

-Consolidated Statement of Operations, page C-38

1. We note from pages C-17 and C-29 that you classify reserves for warranties on your lasers in operating expenses rather than as a component of cost of sales. Please revise your consolidated statement of operations here and on pages C-72 and C-73 to report these warranty charges as a component of cost of sales or tell us why you believe your current

presentation is appropriate. Please also revise future filings as appropriate to correct the classification of these reserves.

Notes to Consolidated Financial Statements, page C-41

Note 9. Long-term Debt, page C-55

2.   We note here and on page C-86 that you expect to make future minimum payments totaling approximately $11.4 million and $10.5 million as of December 31, 2007 and June 30, 2008, respectively, for the draw-downs under your credit facility with CIT. Please tell us and revise your note here and on page C-86 to explain how these total minimum payments reconcile to the $10.1 million and $9.4 million of total borrowings recorded under this credit facility as of December 31, 2007 and June 30, 2008, respectively. Please also reconcile for us the amounts presented on page C-55 and the amounts presented on page 57 of your Form 10-K for the fiscal year ended December 31, 2007.

Note 12. Stockholders' Equity, page C-57

-Common Stock Warrants, page C-61

3.   Please revise this note here and in future filings to disclose the valuation methodology used to value the warrants issued during the reporting periods presented and the underlying assumptions utilized in the valuation model.

Note 14. Significant Alliances/Agreements, page C-65

4.   We note that you entered into a license arrangement with AzurTec, a license arrangement with MD Lash Factor, and a license arrangement with Mount Sinai School of Medicine of New York. Please revise this note here and in future filings to disclose the key terms of these arrangements including the amount that you paid to obtain these license arrangements and the amount of royalties to be paid under these arrangements, if any. Please also disclose the amount of royalties already paid under each arrangement for each reporting period presented, as applicable.

5.   Further to the above, we note that you entered into a sale and marketing arrangement with GlobalMed and an OEM arrangement with AngioDynamics. If material, please revise this note here and in future filings to disclose the amount of sales that you have recognized under these arrangements for each reporting periods presented.

Unaudited Condensed Financial Statements, page C-71

-Consolidated Statements of Cash Flows, page C-74

6.   We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 since your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by paragraph 28 of SFAS 95. Please revise or advise.

Pro Forma Financial Information, page C-91

7.   You state that any expenses incurred by Photo Therapeutics on behalf of the parent company in connection with the consummation of this acquisition are not eliminated and that you reflect these expenses as an accounts receivable from the parent company. You further disclose that this receivable was $411,332 as of June 30, 2008. Please revise your notes to disclose where you recorded this line item within your June 30, 2008 pro forma balance sheet.

Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2007, page C-93

8.   With a view toward disclosure, please revise your filing to clearly explain that you included the surgical services segment, which you reported as a discontinued operations as of and for the six months ended June 30, 2008, as part of your loss from continuing operations within Photomedex, Inc.'s historical statement of income for the year ended December 31, 2007.

Unaudited Pro forma Consolidated Statement of Income for the Six Months Ended June 30, 2008, page C-94

9.   Further to the above, please revise the presentation in the pro forma statement of income for the six months ended June 30, 2008 to only include the portion of Photomedex's income statement through the line item "income from continuing operations." Refer to Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page C-95

Note 1. Purchase Price, page C-95

10.   We note from footnote (a) and page C-91 that you expect the acquisition costs to total approximately $2 million. However, we note from your tabular presentation of the purchase consideration and from adjustment BS (c) on page C-96 that you increased the preliminary estimate of the purchase price by only $1.5 million for acquisition costs. Please reconcile.

11.   Please revise your notes to the pro forma financial statements to separately break-out the estimated amounts allocated to patents, developed technology, trademarks and customer relationships. Please also revise to disclose the nature of the technology intangible asset.

Note 2. Third Party Investment in the Company to Finance the Acquisition, page C-96

12.   Please revise this note to disclose how you determined the volatility and risk free rate utilized in the Black Scholes model for the warrants issued in connection with this financing.

13.   Please revise this note to explain the amortization period that you are amortizing the discount for the warrants, stock, and beneficial conversion feature over and how you determined this amortization period.

14.   We note from here and the pro forma balance sheet on page C-92 that you recorded the $18 million convertible debt to be issued to the investor net of a $5.5 million discount, which is comprised of a $2.7 million discount related to the stock and warrants and a $2.8 million discount related to the beneficial conversion feature. However, we note from adjustment BS(a) that you disclose that the aggregate discount for the $18 million convertible notes to be $3.5 million. Please revise or advise.

Note 3. Pro Forma Adjustments, page C-96

15.   Reference is made to adjustment PL(c). Please explain in more detail to us why you did not give effect to the intended reverse stock split within your pro forma financial statements.

Annex D. Information Regarding Photo Therapeutics Group Limited, page D-1

Independent Auditors' Report, page D-19

16.   We note here and on page D-43 that Photo Therapeutics Group Limited's financial statements as of and for the year ended December 31, 2007 and 2006 were audited in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Please obtain and include revised audit reports that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

U.S. GAAP Reconciliation, page D-61

17.   Further to the above, we note that the US GAAP reconciliation disclosures on page D-61 appear to be separate from the audited financial statements. Please revise the financial statements for each of the years ended December 31, 2007 and 2006 to include the US

GAAP reconciliation as a footnote to the audited financial statements. Refer to the guidance in Item 17(c) of Form 20-F and International Reporting and Disclosure Issues in the Division of Corporation Finance Dated November 1, 2004 found at our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P384_58406.

18.   It appears that you included Photo Therapeutics Group Limited's (PTL) financial statements as of and for the six months ended June 30, 2008 and 2007 to meet the updating requirements of Item 8(A)(5) of Form 20-F. However, it does not appear that the aforementioned interim financial statements include selected note disclosures that will provide an explanation of events and changes that are significant to an understanding of the changes in financial position and performance of the PTL since December 31, 2007. Please revise or advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jeffrey F. O'Donnell
PhotoMedex, Inc.
October 28, 2008
Page 6

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding the comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Kevin Vaughn
Accounting Branch Chief